SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of: Aug 2023
Commission File Number: 333-225519-01

HYDRO ONE LIMITED
(Translation of Registrant’s name into English)

483 Bay Street, South Tower, 8th Floor, Toronto Ontario M5G 2P5 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☐            Form 40-F  ☒

EXHIBIT INDEX

99.1	Unaudited interim consolidated financial statements of the Registrant as at and for the three and six months ended June 30, 2023 and 2022

99.2	Management’s Discussion and Analysis of the Registrant as at and for the three and six months ended June 30, 2023 and 2022

99.3	Certification of President and Chief Executive Officer

99.4	Certification of Executive Vice President, Chief Financial and Regulatory Officer

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HYDRO ONE LIMITED

/s/ Christopher Lopez
Name: Christopher Lopez
Title: Executive Vice President, Chief Financial and Regulatory Officer

Date:	August 9, 2023